SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)



                                 REVCARE, INC.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   761331107

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                                 (CUSIP Number)


     Cathy Sigalas, Esq., 1001 Nineteenth Street North, Arlington, VA 22209
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 31, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761331107                      13D

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Friedman, Billings, Ramsey Group, Inc.
     54-1837198
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    15,000,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    15,000,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     15,000,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     69.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     HC

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Emanuel J. Friedman

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          15,000,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    15,000,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     15,000,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     69.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Eric F. Billings

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          15,000,000
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    15,000,000
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     15,000,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     69.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 761331107                       13D


________________________________________________________________________________
Item 1.  Security and Issuer.

This statemnt relates to the common stock of Revcare, Inc., having its principal executive office at 5400 Orange Avenue, Suite 200, Cypress, CA 90630.

________________________________________________________________________________
Item 2.  Identity and Background.


     (a)-(c) The Reporting Person, Friedman, Billings, Ramsey Group, Inc. (I.R.S. ID 54-1837198 (New FBR Group), is the successor company to Friedman, Billings, Ramsey Group, Inc. (I.R.S. ID 54-1837743), following the merger of the latter company with FBR Asset Investment Corporation on March 31, 2003. FBR Group is a Virginia corporation and holding company for certain asset management and capital markets businesses, and has elected REIT status. The shares underlying this filing were purchased by FBR Financial Fund II, which following the original 13D filing on June 9, 2000 changed its name to FBR Financial Services Partners (the Fund), and which is managed by FBR Investment Management, Inc., a wholly owned, indirect subsidiary of FBR Group. This filing is being made to report New FBR Group's ownership interest in the Issuer, as successor to the previous Reporting Person in the June 9, 2000 filing. Please see the June 9, 2000 filing for additional information about the terms of the purchase of these shares.

     (d)-(e) During the last five years, Friedman, Billings, Ramsey Group, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

Funds for the purchase of the securities were derived from the Reporting Person's predecessor's working capital. Specifically, $7,500,000 in cash was paid to the Issuer in consideration for 15,000,000 shares of common stock of the Issuer.
________________________________________________________________________________
Item 4.  Purpose of Transaction.


________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     There are approximately 21,526,909 shares of common stock issued and outstanding. As of May 14,2004 :

(a) Amount beneficially owned: 15,000,000 Percent of class: 69.8%

(b) The number of shares as to which the Reporting Person has:

        (i) Sole power to vote or direct the vote: 15,000,000 shares

        (ii) Shared power to vote or direct the vote: none

        (iii) Sole power to dispose or direct the disposition of: 15,000,000 shares

        (iv) Shared power to dispose or direct the disposition of: none

(c) Recent Transactions: Not applicable

(d) Grants with Respect to Dividents or Sales Proceeds: Not applicable.

(e) Date of Cessation of Five Percent BeneficialOwnership: Not applicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See the Form SC 13D filed June 9, 2000.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         See the Form SC 13D filed June 9, 2000.

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.

Dated: August 10, 2004
                                     By: /s/ EMANUEL J. FRIEDMAN
                                         --------------------------------------
                                         Name: Emanuel J. Friedman
                                         Title: Co-Chairman and Co-CEO


Dated: August 10, 2004
                                     By: /s/ ERIC F. BILLINGS
                                         --------------------------------------
                                         Eric F. Billings


Dated: August 10, 2004
                                     By: /s/ EMANUEL J. FRIEDMAN
                                         --------------------------------------
                                         Emanuel J. Friedman